Exhibit 12.1

Earnings to Fixed Charges

	10/1/05-	2/17/06-
	2/16/06	09/30/06	2007	2008	2009	2010
Earnings:
Income (loss) before taxes	19	-51	-208	-150	-28	-89
Interest	8	47	238	262	245	232
Interest portion of rental expense	1	2	15	19	19	19
	28	-2	45	131	235	162

Fixed Charges:
Interest	8	47	238	262	245	232
Interest capitalized	0	-1	-2	-2	-2	-2
Interest portion of rental expense	1	2	15	19	19	19
	8	48	251	279	261	249

Ratio	3.3	0.0	0.2	0.5	0.9	0.7

Shortfall (overage)	-19	51	206	148	26	87